Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

September 21, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Att: Tim Buchmiller

Re:	Arthur J. Gallagher & Co.
Definitive Proxy Statement
Filed April 5, 2007
File No. 001-09761

Dear Mr. Buchmiller:

This letter is provided by Arthur J. Gallagher & Co. (the “Company”) in response to the letter from the Securities and Exchange Commission dated August 21, 2007 (the “Comment Letter”). Our numbered responses below correspond to the numbered paragraphs of the Comment Letter.

1.	Please describe with greater specificity what your compensation programs are designed to reward. Please also describe how you determine the amounts, and, where applicable, the formula for each element of compensation. Also describe how each element fits into your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package. See Item 402(b)(ii), (iv) and (v) of Regulation S-K.

The Company’s compensation program is designed to reward significant contributions to the short-term and long-term financial performance of the Company. Secondarily, the Company’s compensation program is designed to attract and retain high quality executive leadership.

The amount of each element of compensation for the named executive officers is determined by the Compensation Committee. In making these determinations, the Compensation Committee takes into consideration the financial performance of the Company, the financial performance of the business unit that an executive oversees (where applicable) and achievement of individual performance goals and objectives. Formulas are used in determining the range of eligible bonuses under the Senior Management Incentive Plan (“SMIP”), which is more fully described on page 16 of the Company’s Definitive Proxy Statement filed April 5, 2007 (the “Proxy Statement”) and in responses 5-8, below. Formulas are not used to determine the other elements of compensation.

Arthur J. Gallagher & Co.

File No. 001-09761

The Company’s overall compensation objectives are set forth in extensive detail under the caption “The Elements of Our Compensation Program” on page 14 of the Proxy Statement.

Each element of compensation fits into the overall compensation objectives as follows:

(a)	Salary amounts are established based on the Compensation Committee’s assessment of the Company’s performance, business unit performance (where applicable) and individual performance over the preceding several years. This portion of executive compensation is intended to be fixed and competitive in the marketplace.

(b)	Bonus awards are variable and are based on financial and individual performance in the immediately preceding fiscal year. The bonus portion of the Company’s compensation program is intended to reward short-term performance that meets goals set by the CEO and the Compensation Committee that benefit the Company and its shareholders.

(c)	Equity is awarded in the form of options and restricted stock so that each executive’s long-term financial interest is aligned with the Company’s shareholders. The equity portion of the Company’s compensation program is intended to reward long-term financial performance that increases shareholder value.

(d)	Deferred equity awards encourage long-term executive retention and also reward long-term financial performance that increases shareholder value.

Amounts paid in one form of compensation generally do not affect decisions regarding amounts paid in other forms of compensation. However, as discussed in more detail in the Company’s response to Comment 4, below, the Compensation Committee does attempt to maintain a level of overall compensation that is near the median of peer group companies. This emphasis on overall compensation levels will sometimes result in a need to balance different elements of compensation. For example, salary amounts for all of our named executive officers were above the median of our peer group companies in 2006 but incentive compensation and equity compensation were below this median. With respect to equity compensation, the Company is managing its equity compensation program to minimize its “burn rate” and, therefore, is aware that the equity portion of its compensation program is likely to continue to be below the median of its peer group companies for the next two years.

In future filings, the Company will, as appropriate, provide additional analysis on how each element of compensation is determined and how each element fits into the Company’s overall compensation objectives.

Arthur J. Gallagher & Co.

File No. 001-09761

2.	Although you provide a description of how company performance affects annual bonuses, we note minimal analysis of the effect individual performance has on compensation awards despite your disclosure that indicates compensation-related decisions are made in connection with individualized goals. Please expand your disclosure to provide additional discussion and analysis of how individual performance contributed to actual compensation awards for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

The overall compensation of the named executive officers is determined by a combination of Company performance, business unit performance (where applicable) and individual performance. Performance goals for each of these areas were established by the Compensation Committee at the beginning of 2006. For example, financial targets for revenue growth and pre-tax income growth were established for the Company and each business unit and the level of progress towards these goals is viewed as the primary indicator of individual performance. Each named executive officer also has operational performance goals established by the CEO and the Compensation Committee (in the case of the CEO). For example, one named executive officer had the following operational goals in 2006: reduce the number of “errors and omissions” claims, complete a certain number of acquisitions, provide support for the Company’s leadership development program and implement cost reduction initiatives. In determining each element of compensation, the Compensation Committee undertakes an overall assessment of the executive which includes his level of achievement of both financial goals and individual goals of the type described in the preceding sentence.

In future filings, the Company will, as applicable, provide a more detailed discussion of individual performance targets and their impact on compensation determinations.

3.	You disclose that the Compensation Committee retained Sibson Consulting. Describe in greater detail the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

The Company disclosed in the Proxy Statement that the Compensation Committee engaged Sibson Consulting as its executive compensation consultant. In the Compensation Discussion and Analysis, there is a cross reference to page 6 of the Proxy Statement for further information about the compensation consultant. On page 6, the nature and scope of the consultant’s assignments were discussed. Those assignments were to (i) review CEO and executive compensation in relationship to peers and make recommendations on compensation to the Compensation Committee, (ii) advise the Committee on the Company’s Senior Management Incentive Plan and a proposed Long-Term Incentive Plan, and (iii) review the Company’s equity compensation and make recommendations to the Committee on developing and structuring future equity compensation for the Company’s executive officers and employees. The Company believes this disclosure was adequate to describe the nature and scope of the consultant’s assignment, as required by Item 407(e)(3)(iii) of Regulation S-K. The Company hereby confirms that all material elements of the instructions or directions provided to the consultant with respect to this engagement were disclosed in the Proxy Statement.

Arthur J. Gallagher & Co.

File No. 001-09761

4.	Given that you utilize benchmarking in your evaluation of executive compensation, please expand your disclosure to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where payments actually fell within the targeted parameters.

The Company and the Compensation Committee benchmark against core and extended groups of peers. Compensation levels are benchmarked based on total compensation rather than individual elements. The Company’s goal is to be near the median of its peer companies on the basis of total compensation. The Company examines peer group data for individual elements but does not presently target individual elements in comparison to peers. In 2006, benchmarking indicated that the Company was at or above market (i.e. at or above its peers) in the payment of salary to its named executive officers. Salary amounts in relation to peers varied among executive officers and among peer groups, but all named executive officers were at or above market. 2006 incentive compensation and equity awards for the named executive officers were below market. Overall, compensation for the named executive officers in 2006 was below market in relation to the peer groups.

The Company will revise its disclosure in future filings to more clearly indicate that benchmarking is primarily used in reviewing total compensation and not the individual elements.

5.	You disclose that as a threshold, no awards would be payable for 2006 unless your revenue exceeded $1.5 billion and pre-tax income was positive. We note in this regard that $1.5 billion in revenues represented approximately a 1% increase in revenues over 2005 and that you have experienced negative pre-tax income only once in the last ten years. Please discuss and analyze how the Compensation Committee determined these threshold levels, and, what the additional payments to be made under the Senior Management Incentive Plan were intended to incentivize if the thresholds were met.

As noted elsewhere in the Comment Letter and on page 16 of the Proxy Statement, some of the named executive officers are measured on division performance while others are measured on company-wide performance. A determination was made by the Compensation Committee in the exercise of its business judgment that bonuses for all executive officers should be tied to a minimum level of financial performance for the entire Company. It was determined that the Company must achieve the noted levels of revenue and pre-tax income before any executive (even those whose bonus payments are tied to business unit performance) would qualify for a bonus. The threshold levels were determined by the Compensation Committee in consultation with the CEO and were deemed to be appropriate given very difficult business conditions in the insurance brokerage business, including rapidly declining insurance premium rates.

Arthur J. Gallagher & Co.

File No. 001-09761

As set forth in the Company’s response to Comment 2 above, and on pages 15-16 of the Company’s Proxy Statement, the payments under the SMIP were meant to incentivize achievement of the revenue and pre-tax income targets established for the Company or business unit, as applicable.

6.	You disclose that if a NEO has responsibility for a single business unit, then such unit’s performance is used to determine if the threshold levels are obtained, and that for other NEOs, company-wide performance is used to determine if the thresholds are obtained. Please expand your discussion to clarify which business units each NEO was responsible for and provide sufficient detail regarding the relevant metrics that were considered in determining whether the performance of that unit had met the targeted thresholds. Disclose how and why such thresholds were determined and what the thresholds were designed [to] incentivize.

J. Patrick Gallagher, Jr. and Douglas K. Howell do not have responsibility for a single business unit and are measured with company-wide metrics. James W. Durkin, James S. Gault and David E. McGurn are all managers in the Company’s Brokerage Segment. Mr. Durkin manages the Company’s employee benefits brokerage business, Mr. Gault manages the Company’s property and casualty brokerage business, and Mr. McGurn manages the Company’s international and wholesale brokerage business.

For all named executive officers, revenue and pre-tax income targets were used to determine whether the performance of the Company or business unit met the targeted thresholds. The revenue and pre-tax income targets for the CEO were determined by the Compensation Committee. The revenue and pre-tax income targets for the other named executive officers were determined by the Compensation Committee in consultation with the CEO. These thresholds were intended to provide an incentive for the named executive officers to achieve a level of financial performance that ultimately would result in increases in earnings per share and the Company’s share price.

In future filings, the Company will expand its disclosure, as appropriate, to include additional information regarding the manner in which business unit performance impacts compensation for certain named executive officers.

7.	You disclose that the performance level of J. Patrick Gallagher, Jr., your CEO, made him eligible to receive an award of up to 150% of his base salary. According to your table on page 16 and related disclosure, it appears that in order for your CEO to achieve a maximum of 150% of base salary, 2006 revenue would have had to increase by 10% or more from 2005. Based on the information filed in your annual report on Form 10-K for the relevant periods, it does not appear that such revenue target was achieved. As such, please clarify how it was determined that your CEO was eligible for an award of up to 150% of his base salary.

Arthur J. Gallagher & Co.

File No. 001-09761

In setting the revenue target and in calculating the actual results, the Compensation Committee made two adjustments to revenue as reported in the Company’s 10-K:

1)	In May 2005, as a result of certain legal and regulatory proceedings, the Company agreed to stop accepting a form of payment known as contingent commissions. This change went into effect at the end of 2005 and was deemed by the Compensation Committee to be outside the control of management. In calculating revenue for purposes of the performance target, the Committee subtracted revenue attributable to contingent commissions from 2005 and 2006 results.

2)	In 2003, the Company began to wind down its Financial Services Segment. The Compensation Committee determined that it would be appropriate to exclude the impact of these operations from the performance target. As a result, the Committee subtracted revenue attributable to the Financial Services Segment from 2005 and 2006 results.

The chart below sets forth the “adjusted revenue” amounts for 2005 and 2006:

	2005	2006
Total Revenue	$1,484	$1,534
Contingent Commission Revenue	(35)	(7)
Financial Services Revenue	(113)	(62)

Adjusted Total Revenue	$1,336	$1,465

Adjusted Revenue increased by 9.66% from 2005 to 2006, which the Compensation Committee rounded to ten percent in determining that J. Patrick Gallagher was eligible to receive an award of up to 150% of his base salary.

In future filings, the Company will, as appropriate, expand its disclosure of performance targets to clearly indicate when the targets are intended to be measured on an “as adjusted” basis.

8.	You disclose that the Compensation Committee decided to reduce the SMIP awards to the CEO and to Messrs. Gault and McGurn to a level below the maximum for which those named executive officers were eligible. Please discuss and analyze the factors the Compensation Committee considered in reducing these awards and what outcomes the Compensation Committee intended to incentivize through such reductions.

In reducing the awards under the SMIP, the Compensation Committee considered the Company’s overall financial performance as well as the executive officers’ level of achievement of individual goals and objectives (including, in the case of Messrs. Gault and McGurn, the financial performance of the division for which each is responsible). The factors the Compensation Committee considered in reducing the awards to these named executive officers included the fact that the divisions for which Messrs. Gault and McGurn are responsible did not achieve budgeted levels of revenue or pre-tax income in 2006. Considering all of these factors, the Compensation Committee determined that payment below the maximum amount was appropriate. The reductions were intended to provide an incentive for the executives to achieve all of their performance goals in ensuing years.

Arthur J. Gallagher & Co.

File No. 001-09761

9.	You disclose that you made awards to each of the NEOs under the Deferred Equity Participation Plan on March 14, 2006. Please indicate why the Compensation Committee decided to make these awards; for example, were the awards tied to the accomplishment of financial or personal objectives? Provide discussion and analysis as to how the Compensation Committee determined the number of shares to award to each NEO.

Awards under the Deferred Equity Participation Plan (the “DEPP”) are meant to encourage long-term retention of executives and senior officers of the Company. The retention component is significant as employees may not make withdrawals from the plan prior to age 62. The awards made in March of 2006 related to performance by the recipients in 2005. The awards were recommended by the CEO based on his review of the overall performance of the individual. In general, amounts paid under the DEPP are not tied to specific performance goals but are based on an overall assessment of the executive and his or her performance, including financial and personal performance objectives. Recommendations of the CEO are reviewed by the Compensation Committee and the Committee sets the level of the awards. Awards are designated in a dollar amount. In 2006 and prior years, that dollar amount was converted into a number of shares based on the closing stock price of the Company’s common stock on the date of the award.

In future filings, the Company will, as appropriate, expand its disclosure concerning the granting of awards under the DEPP.

10.	For the related party transactions described in the second full paragraph on page 45, please indicate the position held by each related party. Refer to Item 404(a)(6) of Regulation S-K.

Please be advised as follows:

1.	The sister of J. Patrick Gallagher, Jr. referenced in the Proxy Statement was in 2006 the head of a specialty sales unit within the Company’s Brokerage Segment.

2.	The brother of J. Patrick Gallagher, Jr. referenced in the Proxy Statement is a Vice President of the Company and in 2006 was one of seven Regional Managers within the Company’s Brokerage Segment.

3.	The brother-in-law of J. Patrick Gallagher, Jr. referenced in the Proxy Statement is a Vice President of the Company and in 2006 was one of seven Regional Managers within the Company’s Brokerage Segment.

4.	The brother of James W, Durkin, Jr. referenced in the Proxy Statement is the manager of a local sales office within the Company’s Brokerage Segment.

Arthur J. Gallagher & Co.

File No. 001-09761

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s proxy filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Company’s proxy filing;

•	the Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary